Exhibit 99.1

NiCE Advances the Future of AI-First Customer Experience with ServiceNow

By unifying engagement intelligence with enterprise-wide workflows, NiCE and ServiceNow are moving CX from reactive support to proactive resolution

Hoboken, N.J., May 7, 2026 – NiCE (Nasdaq: NICE) today announced the availability of its NiCE ServiceNow joint solution, closing the gap between front-office engagement and back-office execution. Organizations can trigger complex enterprise workflows the moment a customer interaction begins.

The NiCE ServiceNow joint solution helps organizations move beyond fragmented interactions by unifying real-time customer engagement with the workflows and systems required to resolve issues end-to-end. By bringing together NiCE’s industry-leading CX AI platform, CXone,  with ServiceNow Customer Service Management (CSM) and workflow capabilities, the solution connects customer engagement with enterprise execution to synchronize real-time customer intent with automated enterprise fulfillment.

“Customer experience is entering a new era that is defined by speed, intelligence, and execution,” said Jeff Comstock, President of CX Product & Technology at NiCE. “With this release, we are helping organizations turn AI innovation into everyday impact by connecting customer conversations directly to the people and processes that deliver outcomes.”

“Exceptional customer service is shifting from transactional to transformational, underpinned by intelligent, connected experiences powered by AI,” said Alix Douglas, group vice president, Partner Solutions at ServiceNow. “The NiCE ServiceNow solution, built on the ServiceNow AI Platform, equips organizations to unify real-time customer engagement with enterprise workflows—accelerating resolution, improving consistency, and delivering measurable outcomes across the end-to-end customer journey. Together, we’re advancing a shared mission to supercharge every stage of the customer journey.”

Turning AI into Action Across the Enterprise

The NiCE ServiceNow solution delivers a powerful set of advanced capabilities including:

•
Unified intelligent routing system: Combines ServiceNow’s rich customer and case data with NiCE’s real-time engagement intelligence to orchestrate interactions across front, middle, and back-office teams. By dynamically evaluating intent, sentiment, service history, workload, and SLAs, the platform ensures every interaction is matched to the right resource at the right time, driving faster resolution and eliminating service silos.

•
AI-powered agent Copilot: Leverages NiCE’s CX AI to provide role-specific, real-time guidance grounded in customer intent, sentiment, and behavioral patterns. Copilot delivers proactive recommendations, automated summaries, and intelligent next-best actions that streamline workflows, reduce cognitive load, and accelerate resolution across front, middle, and back-office operations.

These capabilities help organizations eliminate service silos, empower agents, and deliver more consistent, end-to-end customer experiences.

“We’re excited about the capabilities this solution brings to our service organization. The combination of intelligent routing and AI-powered agent support has the potential to help our agents work more effectively while delivering better experiences for our customers,” said Krystal Davis, Vice President, Contact Center Planning and Infrastructure Manager, Fulton Bank.

Built for an Era of CX AI Acceleration

The launch of this solution comes as AI is becoming the defining force in customer experience transformation. NiCE continues to lead this evolution, orchestrating billions of AI-augmented interactions in 2025, underscoring the scale, maturity, and trust behind its CX AI platform.

According to David Myron, Principal Analyst, Customer Engagement, Omdia, “Organizations can no longer afford disconnected service operations. By uniting real-time customer engagement with enterprise workflow execution, NiCE and ServiceNow are helping organizations accelerate resolution, improve customer satisfaction, and drive measurable business outcomes through more efficient service fulfillment.”

The solution is available in controlled release, with expanded availability planned in alignment with NiCE’s ongoing collaboration with ServiceNow.

NiCE will be showcasing its latest AI-powered innovations, including this solution, at ServiceNow Knowledge 2026. Visit NiCE at booth #4737 to learn more.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

ServiceNow Trademark Disclaimer
ServiceNow, the ServiceNow logo, and other ServiceNow marks are trademarks and/or registered trademarks of ServiceNow, Inc. in the United States and/or other countries.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Ryan Gilligan, +1 551 417 2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Comstock, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.